

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2010

By U.S. Mail and Facsimile to: (415) 984-8701

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251

> **Re:** **IMH Financial Corporation**
> **IMH Secured Loan Fund, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 19, 2010**
> **File Nos. 333-164087 and 333-164087-01**

Dear Mr. Albers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note that you refer to an upcoming Initial Public Offering throughout your prospectus; however, the current transaction appears to be your IPO. Please revise your disclosure accordingly or advise the staff why this offering does not constitute an IPO.

Shane C. Albers
IMH Financial Corporation
January 28, 2010
Page 2

2. We note that you are submitting the Conversion Transactions for consideration of your members as one proposal. Please tell us how you concluded that these transactions should not be submitted as multiple proposals. Refer to Exchange Act Rule 14a-4(a)(3) and the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)).

3. Please tell us how you concluded that the Conversion Transactions do not constitute a "Roll-Up" as defined in Article 2.40 of the Fund's Restated Operating Agreement.

4. We note that you qualify certain summaries of information in the consent solicitation/prospectus by reference to statutes, regulations and documents that are not part of the registration statement. Qualification by reference to information that is not part of the registration statement is inappropriate. Please revise accordingly.

5. We note that throughout the prospectus, you mention the "Special Dividend" in connection with Class B stockholders; however, given your current financial position, it does not appear you would be able to pay this dividend with any certainty. Please revise this feature of the Class B shares or explain to the staff how you concluded there was any likelihood you could pay this dividend. If you intend to pay this dividend with funds received from investors in your IPO, please revise your disclosure to address the effect of this dividend on top of the possible redemption of Class C shares.

6. Please disclose the timeframe, if any, available for the board to make its determination to redeem Class C holders.

7. Please revise the Fund's future '34 Act filings to address the comments below as applicable. We may have further comments based on your responses.

Cover Page of Consent Solicitation/Prospectus

8. Please revise to disclose the exchange ratio of membership units to Class B or Class C common stock on the cover page. Please also include the equivalent dollar value per membership unit on an actual or implied basis.

9. Please disclose on the cover page that the Class B, Class C and Class D common stock are not, and will not be, listed on a national securities exchange.

Questions and Answers About the Consent Solicitation…, page 1

10.   Please clarify that members of the Fund who choose to vote against the Conversion Transactions should still make their Class B/Class C allocation preference and will not be given any other opportunity to do so. Please revise the Form of Consent accordingly.

Q: What are the primary steps in the Conversion Transactions?, page 2

11.   You state that the exchange ratio is approximately 246.45. Please tell us, with a view towards revised disclosure, why you are unable to disclose the exact exchange ratio.

12.   We note the disclosure on page 211 regarding the treatment of stock appreciation rights. Please revise your disclosure, here and throughout the prospectus as appropriate, to clarify whether the 995,750 shares of Class B-3 common stock in IMH Financial Corporation to be exchanged for all of the outstanding shares of the Manager and all of the outstanding membership interests in Holdings includes the shares of Class B common stock that will be issued to the holders of these stock appreciation rights.

Q: Are there other events and transactions expected to occur…, page 2

13.   Please revise to move the third bullet point ahead of the second bullet point.

Q: What will I receive in connection with the Conversion Transactions?, page 3

14.   Please revise to clarify, if true, that if a fractional share interest is rounded up to the nearest whole share, the additional share will be a share of Class B-3 common stock.

Q: In general, what are the key terms of the Class B and Class C…, page 4

15.   Please discuss how a holder will be notified, if at all, that a subclass of Class B common stock is eligible for conversion into shares of common stock at the holder's option.

16.   You state in the third bullet point of this answer, and elsewhere in the consent solicitation/prospectus, that the Class B common stock will be eligible to convert into "freely transferable" shares of common stock. Please revise to clarify, as appropriate, that the shares of common stock may be subject to restrictions on transfer imposed by applicable securities laws.

17.   Please revise this answer to highlight the fact that holders will not know the

redemption price for the Class C common stock at the time they elect to receive shares of Class C common stock.

Q: How do the shares of Class B and Class C common stock…, page 6

18.   Please discuss or cross-reference to a discussion of the transfer restrictions that are applicable to the Class B and Class C common stock, but not applicable to the common stock.

Q: How will competition with the SWI Fund be addressed…, page 10

19.   Please discuss in greater detail the conflicts of interest between the SWI Fund and IMH Financial Corporation. In particular, please address what conflicts of interest will exist between the closing of the Conversion Transactions and an initial public offering and what conflicts of interest will remain after an initial public offering. Please revise your discussion on pages 108-109 accordingly.

20.   To the extent there is a agreement between SWIM, the SWI Fund and IMH Financial Corporation regarding the restrictions on SWIM's actions as the manager of SWI Fund, please file that agreement as an exhibit to the registration statement.

Q: What would be the terms of an initial public offering…, page 12

21.   Please revise to discuss if the board is required to determine whether to do an initial public offering by a particular date. If the board is not limited by time in making this determination, so disclose. Please also consider appropriate risk factor disclosure that the transfer restrictions on the Class B and Class C common stock, which are tied to such a determination, may never be lifted and holders may be receiving an illiquid security.

Summary, page 16

General

22.   Please include the information required by Item 3(f) and (h) of Form S-4 or tell us why you are not required to do so.

23.   We note the disclosure on page 158 regarding the 48 loans in default as of September 30, 2009. Please revise the summary to include an update on the status of these loans as of the most recent practicable date. For those loans on which you have commenced foreclosure, please discuss in general terms how soon you expect to complete the foreclosure process. For those loans on which you anticipate commencing foreclosure actions, please discuss when you intend to do

so. For those loans on which you are negotiating modifications, please discuss
how long the loans have been in default and the general status of such
negotiations.

General, page 16

24.   You disclose in the first paragraph of this section that you will be merging the
Fund into a "publicly-traded" Delaware corporation. It does not appear, however,
that it is accurate to characterize IMH Financial Corporation as "publicly-traded"
upon the closing of the Conversion Transactions. Please revise accordingly.

25.   Please revise the first paragraph on page 17 to include a statement that at the time
of the consummation of the Conversion Transactions, there will be no established
public trading market for the company's common stock.

Structure of the Conversion Transactions, page 19

26.   Please revise the table on page 20 to disclose, by footnote or otherwise, the
relationship between the Manager and the Fund, on one hand, and Holdings and
IMH Management Services, LLC, on the other.

Interests of Certain Persons in the Conversion Transactions, page 22

27.   Please quantify the benefit each individual named in this section will receive as a
result of the Conversion Transactions by providing a cumulative dollar amount.

Distribution Policy Following the Consummation of the Conversion…, page 23

28.   We note your assertion, here and more generally on pages 94-95, that you
"currently anticipate that [your] aggregate annual distributions per share will be
no less than historical amounts made by the Fund…" Given your financial
position and continuing loss experience, this statement seems overly optimistic.
Please revise your disclosure or explain to the staff your basis for making this
assertion.

NYSE Listing, page 24

29.   Please clarify when you intend to pursue NYSE listing. We note, in that regard,
the disclosure in the second to last bullet point on page 32. Please also address
whether you intend to pursue listing in the event you do not complete an initial
public offering.

Votes Required to Approve the Conversion Transactions…, page 25

30. Please state the vote required to approve the adoption of the 2010 Stock Incentive Plan.

Summary – Unaudited Pro Forma Condensed Combined Financial Information, page 31

31. We note you present summary pro forma information here, and that you also present pro forma information in compliance with Rule 11 of Regulation S-X beginning on page 118. In order to promote greater transparency, please revise to include a statement in your disclosure here that refers the reader to your complete pro forma disclosures beginning on page 118.

Risk Factors, page 34

General

32. Please add a risk factor addressing the fact that the ownership percentage of each member will be significantly diluted as a result of the Conversion Transactions.

33. Please include a risk factor that discusses the treatment of investors in the event of a liquidation/bankruptcy if they choose to effect the Conversion Transactions. Please include a discussion of the likelihood of this event in light of other risk factors you have mentioned, such as the success of your IPO and the going concern opinion your accountants have issued.

34. Several of your risk factors make statements that you "cannot assure" the reader or "there is no assurance" that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

The Manager and its stockholders, directors and executive officers…, page 34

35. Please revise the fourth bullet point to quantify Mr. Albers' potential exposure that will be eliminated as a result of the Conversion Transactions.

Any procedural protections or policy that we adopt…, page 35

36. Please revise this risk factor to focus the disclosure on the potential conflicts of interests that may arise as a result of the Conversion Transactions rather than the policies and procedures that are intended to mitigate the risk.

You will not be able to sell, short sell, pledge or transfer…, page 36

37.   You state that the transfer restrictions may last a "significant period of time."
        Please revise this risk factor to address the risk that the transfer restrictions may
        be indefinite if the board fails to make an initial public offering determination.

We cannot assure you that we will successfully…, page 37

38.   Please revise this risk factor to highlight that a primary objective of the
        Conversion Transactions, providing liquidity for the members of the Fund, may
        not be achieved if you are unable to conduct an initial public offering. Please also
        discuss the effects that the Fund's financial condition and the current state of the
        initial public offering market will have on the likelihood that you are able to
        complete an initial public offering.

We cannot assure you that we will redeem any shares of Class C…, page 37

39.   You disclose that you may redeem Class C shares if you have successfully
        completed an IPO; please disclose how you will determine if the IPO has been
        "successfully complete[d]."

40.   We note your disclosure "[e]ven if we choose to redeem…the redemption will be
        limited to the number of shares we can redeem using the lesser of $50 million or
        30% of the net proceeds…". Please clarify that the board may elect to redeem
        any amount less than these amounts.

You will not know the redemption price for the Class C…, page 37

41.   Please expand this risk factor to discuss the risk that the redemption price will be
        less than the amount of a member's original investment in the Fund per unit and
        less than the current net asset value of the Fund per unit.

Revocation of Consents, page 71

42.   We note the reference to potential voting agreements related to the two proposals.
        Please tell us, with a view towards revised disclosure, if you have entered into, or
        anticipate entering into, any voting agreements with members of the Fund.

Background of the Conversion Transactions, page 77

43.   We note that the background section begins with a discussion of possible
        restructuring alternatives to provide members of the Fund with liquidity options
        and recommence operations. Please revise to include a discussion of the October
        2008 decision to suspend redemptions and cease originating and funding new

commercial real estate mortgage loans and the reasons underlying these decisions.

44.   Please discuss whether the Manager considered any alternative transaction structures, including, for example, a sale of assets, a strategic transaction with an operating company or liquidation. To the extent any such alternatives were considered, please also discuss the reasons they were not pursued.

45.   You disclose that ValueScope delivered two reports to the Fund regarding the fair market values of the Fund, the Manager, Holdings and their respective subsidiaries. Please revise your discussion of these reports and ValueScope to include all of the information required by Item 4(b) of Form S-4. Please also file the reports as exhibits in accordance with Item 21(c) of Form S-4.

Our Reasons for the Conversion Transactions, page 79

46.   You state that the Manager considered the receipt of a fairness opinion in reaching its determination to proceed with the Conversion Transactions. Please tell us, with a view towards revised disclosure, how the Manager factored the fairness opinion into its determination when the opinion has not yet been given.

Fairness Opinion of Sutter Securities, page 81

47.   Please revise your discussion to include the information required by Item 1015(b)(2)-(5) of Regulation M-A.

48.   Please discuss any presentation, memorandum, report or other material provided to the Manager's board of directors by Sutter Securities related to the valuation or fairness of the acquisitions of the Manager and Holdings. Please also file these documents as exhibits to the registration statement. We note, in that regard, the analyses that Sutter Securities discussed with the board of directors of the Manager on January 11, 2010. Refer to Items 4(b) and 21(c) of Form S-4.

49.   We note that Sutter Securities relied on a number of financial projections provided by the Manager when preparing its fairness opinion. Please revise your description of the financial analyses conducted by Sutter Securities to disclose all of the projections that underlie the analyses or confirm that all such projections are included in the discussion. Please also provide us with a copy of all financial projections that were provided by the Manager to Sutter Securities for the purpose of preparing its fairness opinion.

50.   Please note that we may have further comment on the fairness opinion disclosure after we have an opportunity to review the actual opinion.

Interests of Certain Persons in the Conversion Transactions, page 86

51.   Please file the promissory notes related to the Manager's rental obligations under the headquarters lease and the line of credit used by the Manager for the benefit of the Fund as exhibits to the registration statement.

Terms of the Conversion Transactions, page 88

General

52.   Please revise to include a statement regarding the accounting treatment of the transaction in accordance with Item 4(a)(5) of Form S-4.

53.   Please incorporate the merger agreement by reference into the consent solicitation/prospectus by means of a statement to that effect. Refer to Item 4(c) of Form S-4.

Conditions to Consummation of the Conversion Transactions, page 92

54.   Please address whether approval of 2010 Stock Incentive Plan is a condition to the consummation of the Conversion Transactions.

Dividend and Distribution Policy, page 94

55.   We note that you intend to initiate a quarterly dividend policy after the consummation of the Conversion Transactions. We also note that the Conversion Transactions, by themselves, will not have a material impact on the liquidity of the surviving corporation. Please revise your dividend discussion to address more specifically the changes or events that must take place, separate from the Conversion Transactions, to enable IMH Financial Corporation to pay quarterly dividends.

Our Business, page 97

Information Regarding our Current Portfolio, page 99

Loans, page 99

56.   We note your disclosure that "substantially" all of the mortgage loans in your portfolio are collateralized by first mortgage liens, and that you "generally" only accept second mortgages on other properties as additional credit support for a secured first mortgage loan. For all periods presented please revise to quantify the amount of loans you hold in your portfolio that are not first mortgage liens.

Our Competitive Strengths, page 101

57.   Please balance the discussion of competitive strengths with a brief discussion of
        the greatest challenges currently faced by the Fund and the Manager.

Our Investment Strategy, page 103

58.   Please revise the investment strategy, target asset and acquisition and origination
        policy discussions to differentiate between current and future strategies, assets
        and policies. For example, for each of the asset classes mentioned, please discuss
        whether and to what extent the Fund currently holds assets in that particular class.
        To the extent a discussion relates to future plans of IMH Financial Corporation
        that are different from the historical practices of the Fund and the Manager, so
        state.

Current Portfolio Disposition Strategy, page 106

59.   You disclose that you intend to actively market and sell a significant portion of
        your currently-owned loans over the next 12 to 18 months. However, as of both
        September 30, 2009 and December 31, 2008, only 12.8% and 17.3% of your gross
        loans are classified as held-for-sale, respectively. Please tell us whether all loans
        that you are currently marketing for sale or intend to sell are classified as held-for-
        sale on the face of your balance sheet. To the extent that you changed your
        intention to hold these loans after the balance sheet date, revise to disclose that
        fact and tell us specifically how you considered this subsequent events
        information under the guidance of ASC 855 10 15 (SFAS 165).

Acquisition and Origination Policy, page 107

60.   You disclose in the "Valuation Analysis" subsection that you expect to utilize
        "loan-to-value guidelines" in determining loan amounts. Please revise to discuss
        in greater detail what you mean by "loan-to-value guidelines." Please discuss, in
        that regard, whether you employ, or will employ, any maximum loan-to-value
        ratios.

Resolution of Potential Conflicts of Interest…, page 108

61.   Please discuss how much time you anticipate each of your executive officers will
        devote to his or her duties to SWIM. Please also confirm that this discussion
        addresses all potential conflicts of interest of the directors and executive officers
        of IMH Financial Corporation.

Unaudited Pro Forma Condensed Combined Financial Information, page 118

62.   For transparency purposes, please revise to make all of your adjustments self-balancing.

63.   Your disclosures in the pro forma information footnote 2 on page 123 indicate that you intend to account for the exchange of stock of IMH Financial Corporation for all the stock of the Manager and all the membership interests of Holdings under the purchase method of accounting. Please tell us how you evaluated whether this is a transaction between entities under common control under ASC 805-50-15-6 (paragraph D8 of SFAS 141(R)). Please provide us with your analysis and reference the technical guidance you used in forming your conclusion.

64.   Please revise footnote 3 to the pro forma financial information to more clearly disclose how you determined the estimated total purchase price of $19.9 million as well as the estimated per share price of $20 per share.

65.   You disclose in footnote 4(a) to the pro forma financial information that revenues and expenses pertaining to provisions for deferred fees due to the Manager were eliminated in the pro forma combined financial statements. However, we were unable to locate a related adjustment(s) on your pro forma Statement of Operations. Please revise to clarify this discrepancy.

66.   You disclose in footnote 4(b) to the pro forma financial information that you eliminated certain transactions between the Fund and the Manager in your pro forma financial statements. Please address the following:

        a.   Revise to explain why you have eliminated the entire "Fund management fees" income in your December 31, 2008 pro forma statement of operations, while you have $137,000 of "Fund management fee" income remaining in your Combined Totals for the nine-months ended September 30, 2009. Please explain to what the remaining fees at September 30, 2009 relate. For example, do they relate to fees earned from the SWI Fund? If so, please explain why you do not also have fee income remaining at December 31, 2008.

        b.   Revise to explain what the remaining "Origination and related costs" and "Interest" expense amounts relate to that are included in the Combined Totals of the pro forma statement of operations for both the year ended December 31, 2008 and the nine-months ended September 30, 2009. Again, if these amounts relate to expenses for the SWI Fund please explain that fact.

c.   We note that the Manager's policy is to recognize loan origination and processing fees when earned, which is typically at loan closing, rather than deferring and amortizing these expenses over the term of the loan as required by U.S. GAAP. Please tell us whether the remaining "Origination and related costs" and "Interest" expense amounts reflected in the Combined Totals column for both the pro forma statement of operations for the year ended December 31, 2008 and the nine-months ended September 30, 2009 have been recorded in compliance with U.S. GAAP.

d.   We note that you have not eliminated the Fund's "Interest" expense line item in your pro forma statement of operations for the year ended December 31, 2008. Further, we note that this line item does not total across to the ending balance. Please revise to explain why the Fund's expense was not eliminated, as it was in the pro forma statement of operations for the nine-months ended September 30, 2009, and to ensure that this line item properly sums to the ending balance.

67.   You disclose in footnote 4(c) to the pro forma financial information that, ultimately, the cost of the acquired business will be allocated to the tangible and intangible assets and liabilities based on estimates of fair value. You also state that, because the allocation of value was not complete as of the date of this filing, all such value has been allocated entirely to intangible assets. Please revise to present a tabular disclosure of the purchase price allocation reconciling the amount of consideration paid to the amounts recognized at the acquisition date for assets acquired and liabilities assumed, the amount, and description, of any intangible assets acquired and the amount of goodwill to be recognized (if any). Refer to ASC 805-20-50-1 (paragraph 68 of SFAS 141R) for guidance.

68.   In particular, please tell us detail and revise to clearly disclose how you considered the application of ASC 805-20-50 (SFAS 141R) and ASC 944-805-05 (SOP 03-3) to your loan portfolio under purchase accounting.

69.   You disclose in footnote 4(e) to the pro forma financial information that you adjusted certain line items to properly account for loan origination and processing fees in compliance with U.S. GAAP. We note that you have eliminated in its entirety the line item "Loan origination fees" income in both your pro forma statement of operations for the year ended December 31, 2008 and the nine-months ended September 30, 2009. Please tell us why you eliminated this line item in total rather than adjusting it to reflect applicable U.S. GAAP accounting.

70.   You disclose in footnote 4(f) to the pro forma financial information that you reclassified broker-dealer commissions and fees related to the sale of membership interests in the Fund from expenses to owners' equity in compliance with U.S.

GAAP. We note the elimination of $5.4 million of broker-dealer commissions in your pro forma statement of operations for the year ended December 31, 2008. However, we were unable to locate a corresponding adjustment to owners' equity on your pro forma balance sheet. Please revise to clarify this discrepancy.

71. You disclose in footnote 4(g) to the pro forma financial information that you reclassified employee bonuses for employees who participated in direct capital raising activities of the Fund from expenses to owners' equity in compliance with U.S. GAAP. We note an adjustment of $1.1 million to "Operating expenses" in your pro forma statement of operations for the year ended December 31, 2008. However, we were unable to locate a corresponding adjustment to owners' equity on your pro forma balance sheet. Please revise to clarify this discrepancy. Also, we note there is not a similar adjustment in your pro forma statement of operations for the nine-months ended September 30, 2009. Please tell us how you determined that there should not be an adjustment for this period.

72. You disclose in footnote 4(h) to the pro forma financial information that you made adjustments to reflect the effect of reporting a provision for income taxes since the new company, IMH Financial Corporation, will be taxed as a Sub Chapter "C" Corporation for income tax purposes. Please address the following:

   a. We note that your current presentation presents a portion of your pro forma provision for income taxes in the Fund column and a portion in the Pro Forma Adjustments column. Please tell us why you separated the pro forma provision for income taxes adjustment in this manner.

   b. We note in your current presentation that you added a line item below your historical statement of operations to reflect the pro forma income tax provision. In order to promote greater transparency, please consider moving this line item up directly underneath the line item "Earnings (loss) before income taxes," and reflecting the entire pro forma income tax benefit (expense) adjustment in the Pro Forma Adjustments column. In addition, please add another line item below the income tax provision line item entitled "Pro Forma Net earnings (loss)."

73. You disclose in footnote 4(i) to the pro forma financial information related to adjustments made to reflect the conversion of the number of weighted average membership interests in the Fund to average weighted shares outstanding after the conversion. We were able to recalculate the adjustments presented in your pro forma statement of operations for the nine-months ended September 30, 2009 by dividing the Fund's owners' equity by the estimated $20 per share price. However, we were unable to calculate the adjustments presented in your pro forma statement of operations for the year ended December 31, 2008. Please tell us and revise to clearly disclose how you calculated these adjustments,

specifically the 14,804,507 Pro Forma Adjustment and the 15,800,257 Combined Totals share balances.

74. We note that you reflect a pro forma loss before income taxes for the year ended December 31, 2008, but have estimated a pro forma provision for income tax expense primarily due to a valuation allowance against your deferred tax assets. Please revise to present the information required by ASC 740-10-50-2 and 50-3 (paragraphs 43 and 48 of SFAS 109) related to your deferred tax assets and liabilities. Further, please clearly explain how you have accounted for the "built-in tax losses" you referred to on page 103 under purchase accounting based on the guidance of ASC 805 740 25 (SFAS 141R).

Management's Discussion and Analysis of Financial Conditions and Results of Operations of IMH Secured Loan Fund, LLC, page 128

Selected Financial Data, page 130

75. Guidance in ASC 942-10-S99-4 (SAB Topic 11.K) states that Industry Guide 3 disclosures may provide useful information to certain registrants other than bank holding companies who have material amounts of lending activities. Since the purpose of the Fund is to originate, fund and own loans, please revise this filing as well as future annual filings to provide the following information in your disclosures:

   a. An average balance sheet for each of the last three years as required by Item I.A of Industry Guide 3;

   b. An analysis of net interest earnings for each of the last three years as required by Item I.B of Industry Guide 3;

   c. Information related to changes in interest income and interest expense, segregated between changes due to volume and changes due to rates, as required by Item I.C of Industry Guide 3; and

   d. Return on equity and assets information for each of the last three years as required by Item VI of Industry Guide 3.

Results of Operations for the Nine and Three Months Ended September 30, 2008 and 2009, page 136

Interest Rate Information, page 140

76. We note from your tabular disclosure on page 142 that you held one loan with a principal balance of $56 million and a 8.25% fixed interest rate that represented

greater than 10% of your loan portfolio at September 30, 2009. Please revise to disclose the current payment status of these loans (e.g. current, past due, non-accrual, etc.). Further, please tell us whether these loans have been modified or are considered troubled debt restructurings. If so, please also revise to disclose this fact and to describe the modifications.

Concentration by Category based on Collateral's Development Status, page 143

77.   Based on the table provided on page 143, a significant portion of the collateral supporting your loan portfolio (34.0% at December 31, 2008 and 37.4% at September 30, 2009) is in Pre-entitled Land. Please address the following:

    a.   Please revise to more clearly identify the nature of each of the two subcategories under Pre-entitled Land, including the extent to which you effectively have collateral when there is no titled land.

    b.   Revise to discuss the additional risks associated with these categories.

    c.   Revise to clearly explain why you mean by the title "Raw Land" as used on page 161 compared to the categories referred to here.

    d.   Separately quantify the amount of loans supported by Pre-entitled Land as collateral that is in default or has been modified.

    e.   We note that the amount labeled as Processing Entitlements decreased by only $7.8 million from $200,902,000 at December 31, 2008 to $193,087,000 at September 30, 2009, during which period it appears you made no new loans. Please revise to discuss why such a small amount of collateral was transferred to the Entitled Land or Construction and Existing Structures categories during those nine months. Discuss any trends affecting the lack of development of these properties, and any resulting risks reflected therein.

    f.   Tell us the amount of loans supported by Pre-entitled Land as of December 31, 2009.

Changes in the Portfolio Profile — Scheduled Maturities, page 144

78.   We note from your disclosure that maturity dates for certain modified loans may vary from their currently scheduled maturity date, while maturity dates for other modified loans were not extended and are classified as matured in your table on page 144. Please revise to quantify, either as a separate line item in the table or narratively in your disclosure, the number of modified loans included in your maturity table, segregating between loans for which the maturity dates were

extended and loans for which the maturity dates were not extended and which are included in the matured line item. Further, for modified loans for which the maturity dates were extended, please quantify the amount of such loans within each of the maturity date line items.

Results of Operations for the Years Ended December 31, 2006, 2007 and 2008

Changes in the Loan Portfolio Profile, page 149

79.   Please revise to include a detailed description of each loan category (e.g. pre-entitled land, entitled land, construction). In your disclosure, please include the types of borrowers, general loan terms and underwriting procedures and policies, interest rate information such as range or average rates and fixed or variable rates, type of collateral supporting the loans, loan-to-value ratio and any other information you believe would be beneficial to readers of your financial statements.

80.   Guidance in ASC 942-10-S99-4 (SAB Topic 11.K) states that Industry Guide 3 disclosures may provide useful information to certain registrants other than bank holding companies who have material amounts of lending and deposit activities. Since the purpose of the Fund is to originate, fund and own loans, please revise this filing as well as future annual filings to provide the following information in your disclosures:

   a.   The amount of loans in each category for each of the last five years as required by Item III.A of Industry Guide 3; and

   b.   Information related to loan maturities and interest rates for each of the last five years as required by Item III.B of Industry Guide 3.

81.   We note your disclosure here and on page 133 that you modified certain loans in your portfolio by extending the term of maturity and/or changing the interest rates, and that you will likely modify additional loans in the future. Please address the following in this filing as well as future interim and annual filings:

   a.   Revise to include a description of your specific loan modification programs or initiatives.

   b.   Revise to include a tabular disclosure of the amount of gross loans included in each your loan modification programs (e.g. those for which the maturity date was extended, those for which the interest rate was changed, etc.) and in aggregate, detailed by loan category and performing versus nonperforming status.

       c.   Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status.

       d.   Quantify the types of concessions made, including reduction in interest rate, payment or maturity extensions, forgiveness of principal, forbearance or other actions.

       e.   Provide a narrative disclosure addressing your success with each of the different types of concessions.

       f.   Quantify the affect your loan modifications have had on your allowance for credit losses.

       g.   If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

       h.   Please revise to specifically disclose the amount of your modified loans that are considered troubled debt restructurings. Refer to guidance in ASC 310-40 (SFAS 15).

Interest Rate Information, page 150

82.   We note from your tabular disclosure on page 152 that you held two loans that each, individually, represented greater than 10% of your loan portfolio at December 31, 2008. One loan had a principal balance of $46 million with a 11.25% variable interest rate, and one loan had a principal balance of $68 million with a 14.25% variable interest rate. Please revise to disclose the current payment status of these loans (e.g. current, past due, non-accrual, etc.). Further, please tell us whether these loans have been modified or are considered troubled debt restructurings. If so, please also revise to disclose this fact.

Important Relationships Between Capital Resources and Results of Operations

Summary of Existing Loans in Default, page 157

83.   Guidance in ASC 942-10-S99-4 (SAB Topic 11.K) states that Industry Guide 3 disclosures may provide useful information to certain registrants other than bank

holding companies who have material amounts of lending and deposit activities. Since the purpose of the Fund is to originate, fund and own loans, please revise this filing as well as future annual filings to provide information related to nonaccrual, past due, restructured and potential problem loans for each of the last five years as required by Item III.C of Industry Guide 3.

84.   We note from your disclosures here and in Note 4 on pages F-22 and F-54 that you held approximately $473.9 million, $226.6 million and $133.5 million loans considered to be in "default" at September 30, 2009 and December 31, 2008 and 2007, respectively. Pleas address the following:

   a.   Tell us whether these loans are considered impaired loans as defined by ASC 310-20-35-8 (SFAS 114).

   b.   If these loans are considered impaired loans, as defined, please revise this filing as well as your future interim and annual filings to include the disclosures required by ASC 310-10-50-15.

   c.   If these loans do not qualify as impaired loans, as defined, please revise this filing as well as your future interim and annual filings to define the term "default" as used in your filings, as well as to disclose your accounting policy related to loans in "default" (e.g. when a loan is classified as in default, how you determine the carrying value of loans in default, your policy related to accrued interest on loans in default, etc.).

   d.   Tell us how your loans in default balance corresponds to your non-accrual loans of $64.6 million, $95.6 million and $73.3 million as disclosed in your Selected Financial Data on pages 131 and 132 as of September 30, 2009 and December 31, 2008 and 2007, respectively. For example, please tell us and revise to disclose whether your non-accrual loans are also considered to be, and are included in, your loans in default balance.

Loan Portfolio Valuation Analysis, page 159

85.   Guidance in ASC 942-10-S99-4 (SAB Topic 11.K) states that Industry Guide 3 disclosures may provide useful information to certain registrants other than bank holding companies who have material amounts of lending and deposit activities. Since the purpose of the Fund is to originate, fund and own loans, please revise this filing as well as future annual filings to provide the following information in your disclosures:

   a.   An analysis of loan loss experience (e.g. a detailed credit loss allowance rollforward) for each of the last five years as required by Item IV.A of Industry Guide 3; and

        b.   A breakdown of the allocation of the allowance for credit losses for each of the last five years as required by Item IV.B of Industry Guide 3.

86.   We note from your disclosures on page 161 that you engaged a third-party valuation firm to assist with your analysis of the fair value of your loan portfolio in both the fourth quarter of 2008 and the third quarter of 2009. We also note that you changed your fair value methodology in each of these periods as. ASC 820-10-35-26 states that "revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate." Please tell us the dollar amount of the impact from the change on your financial statements.

87.   We note that, prior to the fourth quarter of 2008, you utilized a fair value modeling technique that was based on the assumption that "development of our collateral" was the highest and best use of the properties. Further, beginning in the third quarter of 2009, you again believe that certain assets were more appropriately subject to a "Level 3 development approach." Please address the following:

        a.   Please tell us more clearly what changed in your valuation methodology. Specifically identify the inputs that changed, as well as the difference in your methodology from a computational perspective.

        b.   When computing the adjustments to reduce the "as developed" valuation for the costs to complete and normal profit margin (risk premium) associated with completion of the development, tell us the profit margins and levels of those margins you considered in computing these adjustments and how this was estimated.

        c.   For collateral where you used an "as developed" approach, please tell us how you considered the resulting valuation amount as compared to the valuation amount that would have been produced under an "as is" approach.

        d.   Specifically tell us whether you received or internally calculated a market value on an "as is" basis in addition to your "as developed" methodology.

        e.   If not, tell us why not.

        f.   Tell us whether you believe the "as is" basis would produce a valuation amount that is significantly different than the amounts you used and the basis for your conclusion.

        g.   If you believe it would result in a significantly different result but you did not consider such value, tell us why you believe that would be appropriate under the guidance of ASC 820 10 35 (SFAS 157).

88.   You disclose on page 161 that all loans in your portfolio are deemed collateral dependent, and that you perform an analysis of fair value of the collateral underlying the loans under SFAS 157. We also note that you obtained updated valuations on your loan portfolio as of December 31, 2008 and that you utilized third-party valuation firms in your fair value analysis. However, it is unclear from your disclosures whether you specifically use appraisals to determine the fair value of the underlying collateral. Please revise your disclosures here, as well as your disclosures in Note 4 on pages F-23 and F-55, to address the following items:

        a.   To the extent you use external appraisals to fair value the underlying collateral for impaired loans, how and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

        b.   The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process.

        c.   Whether you have adjusted the value to an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

        d.   If you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

89.   You disclose on page 164 that all of your mortgage investments are measured at fair value using either Level 2 or Level 3 inputs. Please revise this filing to present all of the information required by ASC 820-10-50-5 for your financial assets and liabilities measured at fair value on a non-recurring basis. Please note that this information is required to be presented in a tabular format as required by ASC 820-10-50-8. Please also revise your disclosures in Note 4 on pages F-27 and F-60 and in all future interim and annual financial statements accordingly.

90.   We note that you include the line item "Transferred from Other Accounts" in your

rollforward of the allowance for credit losses on pages 164 and 165. Please address the following:

a.   Revise to disclose your loan charge-off policy.

b.   In your footnote, please separately quantify the amount of charge-offs prior to foreclosure. If there are none, please explain why not.

c.   Please tell us and revise to describe the purpose of the line item "Transferred from Other Accounts," and which other accounts the amounts are transferred to or from.

d.   Please also revise your rollforward of the allowance for credit losses included in Note 4 on pages F-27 and F-61 accordingly.

Liquidity and Capital Resources, page 166

91.   We note from your disclosure that the Manager has "taken a number of measures to seek to provide liquidity to" the Fund, including engaging in efforts to sell whole loans and participate interests in certain loans and to liquidate certain real estate but that, given the current economic uncertainty related to the real estate market, you cannot assert that the Fund will have sufficient liquidity to continue as a going concern. We also note that you "historically addressed liquidity requirements in substantial part through additional member investments and reinvestments." However, effective October 1, 2008, the Manager elected to suspend certain activities of the Fund, including acceptance of additional member investments, the ability of members to reinvest earnings and the origination and funding of new loans. It appears that by suspending these activities, substantially all of the Funds operations and primary liquidity sources were ceased. Please revise this section to explain in greater detail the reason(s) for the Manager's actions related to suspending these activities and indicate the specific course(s) of action that the Company has taken or proposes to take to remedy the liquidity deficiency.

92.   We note that your independent auditor has issued a going concern opinion, and that the Fund ceased both originating and funding loans and selling membership interests in October 2008. Considering these two adverse conditions, please revise this section to more specifically identify known trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way (such as the Fund's actions noted above). If a material deficiency is identified, indicate the specific course(s) of action that you have taken or propose to take to remedy the deficiency. Further, please revise to more specifically identify and describe internal and external sources of liquidity, and to more clearly discuss any

limitations on your ability to utilize those sources. Clearly identify why you believe the Conversion Transactions will provide greater access to these sources than you have now. Refer to guidance in Item 303(A)(1) of Regulation S-K, including paragraph 3 of the instructions to that section.

93.   We note your disclosure on page 171 that borrowers typically do not pay loan extension fees with cash, but instead pay the fee out of available unfunded loan proceeds or by negotiating an increase in the loan amount sufficient to pay the fee. Please revise to disclose the amount of extension fees included in your loan portfolio balance for each period presented.

Loan Fundings, page 167

94.   We note your disclosures here and in Note 10 on page F-37 and Note 8 on page F-66 related to interest reserves on certain of your loans. We note that you have approximately $53.2 million and $98.7 million in undisbursed loans-in-process and interest reserves at September 30, 2009 and December 31, 2008, respectively. Please address the following:

a.   Revise to separately disclose both the amount of loans for which you record interest reserves on your balance sheet and the amount of loans for which you deposited interest reserves into a controlled disbursement account (i.e. which are not recorded on your balance sheet).

b.   Revise your table on pages 167, F-37 and F-66 to present the amount of interest reserves separately from the amount of undisbursed loans-in-process.

c.   Revise to disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan.

d.   We note that you estimate you will not fund a portion of your interest reserves related to loans which "are in default, loans which have been modified to lower the funding amount, and loans whose funding is contingent on various project milestones, many of which have not been met to date and are not expected to be met at all." Revise to disclose the amount of loans for which you have extended, renewed, or restructured the terms of the loans, and the reasons for the changes.

e.   Revise to separately quantify the amount of interest reserves extended beyond what was originally contemplated at origination. Clearly identify the impact of such extensions on past due and nonaccrual status.

   f. Revise to describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves.

   g. Revise to disclose whether any of your loans with interest reserves are currently on non-accrual and/or are impaired and, as applicable, the amount of such loans.

Critical Accounting Policies

Revenue Recognition, page 173

95. We note that you do not recognize interest income on loans once they are deemed to be impaired. Please tell us and revise this filing as well as future annual filings to disclose whether you also reverse accrued interest on loans once they are deemed to be impaired and placed on non-accrual status. Please also revise your Revenue Recognition policy disclosure in Note 2 on page F-10 and Note 3 on page F-79 to the Investors Mortgage Holdings, Inc. financial statements, accordingly.

96. Please revise to specifically discuss situations where you extended interest reserve amounts beyond what was originally contemplated at origination to keep loans from becoming past due.

Allowance for Credit Losses, page 174

97. You disclose on page 175 that you evaluate your real estate loan portfolio for impairment on an individual loan basis, except for loans that are "cross collateralized" within the same borrowing groups. For those loans, you perform *both* an individual evaluation as well as a consolidated evaluation to assess impairment. We also note, as disclosed on page F-11, that you utilize SFAS 114 in evaluating the collectability of a loan. Please address the following:

   a. Your statement that you evaluate some loans using a "consolidated evaluation" implies that you are using ASC 450-20 (SFAS 5) to determine a portion of your allowance for credit losses. Tell us specifically whether you evaluate any loans for impairment under ASC 450-20. If you do, please revise your filing to disclose this fact in your policy disclosures.

   b. The guidance in ASC 310-10-35-13 (SFAS 114) specifically excludes loans that are collectively evaluated for impairment. Please tell us how you determined it was appropriate to evaluate some loans using *both* an individual evaluate (under SFAS 114) and a consolidated valuation (under SFAS 5). Please refer to the technical guidance that you used to reach your conclusion.

c.   Please tell us and revise your filing to disclose the amount of your reserve for credit losses calculated using an individual loan evaluation versus the amount determined using a consolidated evaluation.

d.   Please tell us and revise to define what you mean by "cross collateralized."

e.   Tell us and revise to clearly identify the situations in which such "cross collateralized" loans were originated.

Board of Directors of Our Manager, page 202

98.   Please tell us, with a view towards revised disclosure, if you plan to appoint or identify any of the five additional members of the board of IMH Financial Corporation prior to the consummation of the Conversion Transactions. To the extent known, please include the information required by Item 18(a)(7) of Form S-4 with respect to any such directors.

Executive Compensation, page 206

99.   Please confirm that neither Ms. Guske nor Mr. Peterson received compensation in excess of $100,000 during 2007, 2008, or 2009. If they have received such compensation, please include these individuals in your discussion or explain to the staff why you do not need to provide such disclosure. See Item 402(a)(3) of Regulation S-K.

Base Salary, page 209

100.   You disclose that each of the three named executive officers will receive substantial increases to their base salary levels prior to the consummation of the Conversion Transaction. Please revise to discuss the factors that were considered in making the decision to increase base salary compensation. Refer to Item 402(b)(2)(ix) of Regulation S-K.

IMH Financial Corporation Stock Incentive Plan, page 212

101.   We note that Messrs. Albers and Meris will not be on the compensation committee. We also note that the remaining directors will be independent. Therefore, it appears inappropriate for you to make statements such as "we do not expect the annual base salaries for any of [the] executive officers to decrease from the level in effect at the beginning of 2009" or "we expect that approximately two-thirds of the shares being requested under the 2010 Stock incentive Plan will

be used to grant awards to Mr. Albers, Mr. Meris and Mr. Darak." Please revise this disclosure.

Security Ownership and Certain Beneficial Owners…, page 215

102.   It is unclear from the beneficial ownership table if the amounts reported in the second and fourth columns are units, shares or dollar amounts. Please revise to clarify.

Consolidated Financial Statements – IMH Secured Loan Fund, LLC

Balance Sheet, page F-3

103.   We note that you included your Mortgage Loans Held for Sale, net in the subtotal that is reduced by your Allowance for Credit Losses on your Balance Sheet. Please revise to present your Mortgage Loans Held for Sale, net as a separate line item that is not included in the total of Mortgage Loans, net line item, as the latter should exclusively reflect your loans held for portfolio. Please also revise your balance sheet for the period ended September 30, 2009 accordingly. Refer to ASC 310-10-45-2.

Statements of Operations, page F-4

104.   We note that you refer to your provision for credit losses differently throughout your document. For example, here in your Statements of Operations you refer to it as "Provision for Loan Loss Based on Fair Value Estimates as of the Balance Sheet Date," while on page 164 in your rollforward of the allowance for credit losses you refer to it as "Valuation charge for current fair value," and on page 175 in your allowance for credit losses disclosure you refer to it as your "provision for credit losses." For purposes of providing greater transparency, please revise to refer to your provision for credit losses using a single title consistently throughout your filing. Further, please note that your title and related disclosures should not give the impression that you are using a fair value (expected loss) model rather than the incurred loss model for determining your allowance for credit losses.

Note 2 – Significant Accounting Policies

Allowance for Credit Losses, page F-11

105.   We note your disclosure on page F-13 and at various other points in the filing that discusses analyses you performed related to the allowance for credit losses in terms of determining the amount of "potential losses". This appears inconsistent with your policy disclosed on page F-11 that a loan is deemed to be impaired when it is "probable" that you will be unable to collect contractual amounts due.

Please revise future filings to reconcile this apparent inconsistency. If true, clearly confirm that your methodologies are applied in such a manner as is reflected in the policy stated in your disclosure on page F-11 and referred to above. Additional information is available in Section II.P.1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline dated November 30, 2006 available on the SEC's web-site.

Real Estate Held for Development, page F-15

106. We note from your disclosure in Note 5 on page F-31 that your line item Real Estate Held for Development includes both foreclosed assets and real estate purchased for investment. Please address the following in both your financial statements for the year ended December 31, 2008 and for the period ended September 30, 2009:

   a. Revise to present your real estate Acquired through Foreclosure as a separate line item on the face of your balance sheet. Please also revise your balance sheet for the period ended September 30, 2009 accordingly. Refer to ASC 310-10-45-3 for guidance.

   b. Revise to clarify whether assets acquired through foreclosure are held for sale or held for investment.

   c. Revise to disclose whether you account for assets acquired through foreclosure at fair value, less costs to sell, at acquisition. Refer to ASC 310-40-40-2 and 40-3.

   d. You disclose that your estimation of the fair value of assets acquired through foreclosure requires estimates as to the consideration of "future events and market conditions" and that this process assumes your ability to "complete development and dispose" of these properties in the ordinary course of business. Please tell us in greater detail what you mean by these statements. Specifically in your response please tell us the types of future events and market conditions you consider and how that affects your final fair value determination, and define "ordinary course of business" (e.g. within one-year, longer than one-year, etc).

Note 4 – Mortgage Investments, Loan Participations and Loan Sales, page F-19

107. We note your disclosure on page F-30 that you sold a loan to a third party for 101% of the par value of the loan during the year ended December 31, 2008. Please address the following:

   a. Tell us additional details surrounding this transaction, including the name of the purchaser and the reason they offered to purchase the loan at 101% of par value.

b.   Tell us the original amount of the loan, the loan balance at the time of sale, the purchase price of the loan and the amount of the gain and where the gain was recorded in the income statement.

c.   Tell us whether the loan was classified as performing or non-performing at the time of sale.

d.   You disclose that you classified the cash flows related to this transaction as an investing activity rather than as a financing activity, which is how you had typically (historically) treated whole loan sales. We also note, per review of your statements of cash flows on page F-6, that you recorded cash flows related to i) proceeds from the sale of whole loans, ii) the repurchase of whole loans, iii) proceeds from loan participations issued, and iv) loan participations reacquired as financing activities in both 2006 and 2007. Please tell us how your prior classification of cash flows related to these activities as financing cash flows complies with guidance in ASC 230-10-45-12 and 45-13 (paragraphs 15 through 17 of SFAS 95). If you are unable to support your prior accounting treatment, please revise to reclassify these cash flows to investing activities on your statements of cash flows.

108.   On page F-31 you disclose that you purchased 90% of a note receivable, for which you previously owned 10%, in the fourth quarter of 2007. You disclose that you purchased the note for $7 million at a discount from the face amount, and that your basis in the note was $9.3 million at December 31, 2007. You also disclose you were accreting the discount into interest income over the remaining life of the loan, estimated to be 12-months from the date of purchase, in accordance with SOP 03-3. However, for the year ended December 31, 2008 you recorded a valuation allowance of $7.23 million against the loan which represented the interest income accreted during 2008. Please tell us how you determined that this loan qualified for accounting treatment under ASC 310-30-05 (SOP 03-3). Further, please revise to include the disclosures required by ASC 310-30-50.

Consolidated Financial Statements for the Period Ended September 30, 2009 – IMH
Secured Loan Fund, LLC

Note 2 – Significant Accounting Policies

Subsequent Events, page F-50

109.   We note your disclosure of three specific events that occurred subsequent to the
        date of the balance sheet. Please revise to disclose how you considered the effect
        of these events for financial statement purposes. Refer to guidance in ASC 855-
        10-50-2.

Consolidated Financial Statements – Investors Mortgage Holdings, Inc.

Note 2 – Principals of Consolidation, page F-78

110.   We note your disclosure related to Holdings and that you consider it to be a
        Variable Interest Entity (VIE) subject to consolidation. Please tell us if you also
        evaluated whether the Fund would qualify as a VIE subject to consolidation given
        the fact that both the Fund and the Manager are part of the IMH Group, the
        Manager appears to control all aspects of the Funds operations and the Fund's
        revenues arise primarily from loans originated on behalf of the Fund. Please
        provide us with your analysis and refer to all technical guidance you used to
        support your conclusion.

Note 19 – Economic Dependence, page F-95

111.   You disclose that you had fee income representing 84% of revenues for the nine-
        months ended September 30, 2009. However, you state that due to the nature of
        the mortgage business, you do not deem these fees to represent economic
        dependence. Please tell us and revise to explain the basis for this assertion.

Item 21. Exhibits and Financial Statement Schedules, page II-2

112.   Please file the version of the Certification of Incorporation of IMH Financial
        Corporation that is currently in effect.

113.   We note the discussion on pages 240-243 regarding the material federal income
        tax consequences with respect to the Conversion Transactions. Please file the tax
        opinion required by Item 601(b)(8) of Regulation S-K or tell us why you are not
        required to do so.

Exhibit 99.1

114.   Please ensure that the form of consent is clearly identified as a preliminary
        version. Refer to Exchange Act Rule 14a-6(e)(1).

Item 22. Undertakings, page II-2

115.   Please include the undertakings required by Item 512(a) of Regulation S-K or tell
        us why you are not required to do so.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney Advisor

cc: Peter T. Healy, Esq.
        O'Melveny & Myers LLP
        (By facsimile)